FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of February, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)









                HSBC TO ACQUIRE LLOYDS TSB'S ASSETS IN PARAGUAY

HSBC Latin America Holdings (UK) Limited (HLAH), a wholly owned subsidiary of HSBC Holdings plc, has entered into an agreement to acquire substantially all of Lloyds TSB's branch assets in Paraguay for a consideration of approximately US$15 million.

Lloyds TSB has been in Paraguay for 85 years where it operates six branches, serving some 22,000 clients. Total assets amounted to US$180 million at 31 December 2005.

As part of the transaction, Lloyds TSB has agreed to incorporate a new company into which the assets and liabilities of the branches will be transferred. This will then be sold to HLAH. Completion of the transaction, which is subject to final regulatory approval in Paraguay, is due to take place in the second quarter of this year.

The consideration will be paid at completion of the transaction.

Youssef Nasr, HSBC Holdings plc Managing Director for South America, said:
"We are pleased to acquire the prestigious Lloyds banking operation in Paraguay and to welcome Lloyds's customers to HSBC. This transaction gives HSBC a presence throughout Mercosur^, an exciting and growing economic association and enables us to better serve the needs of our regional and international customers, particularly in the areas of credit, trade, payments and treasury."

Footnote:

^The Mercosur is a trading bloc composed of Argentina, Brazil, Paraguay and Uruguay. It was created in March 1991.

Notes to editors:

The HSBC Group
HSBC Latin American Holdings (UK) Limited is a member of the HSBC Group which, with over 9,700 offices in 77 countries and territories and assets of US$1,467 billion at 30 June 2005, is one of the largest banking and financial services organisations in the world, with a well established presence in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  22 February 2006